UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Oncology Institute, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

23343Q100

(CUSIP Number)

Gabriel Ling

c/o M33 Growth I LP

888 Boylston Street, Suite 500

Boston, MA 02199

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23343Q100
1.	Names of Reporting Persons M33 Growth I LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 13,703,803 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 13,703,803 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,703,803 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by M33 Growth I LP (“M33 LP”) and M33 Growth I GP LLC (“M33 LLC”) and TOI M, LLC (“TOI M” and, with M33, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP.

(3)	This percentage is calculated based upon 73,495,500 shares of the Issuer’s (as defined herein) common stock outstanding as of September 2, 2022, as disclosed in the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 8, 2022.

CUSIP No. 23343Q100
1.	Names of Reporting Persons M33 Growth I GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
		8.	Shared Voting Power 13,703,803 shares (2)
		9.	Sole Dispositive Power
		10.	Shared Dispositive Power 13,703.803 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,703,803 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by M33 LP. M33 LLC serves as the sole general partner of M33 LP and, as such, M33 LLC possesses voting and dispositive power over the shares held by M33 LP, and may be deemed to have indirect beneficial ownership of the shares held by M33 LP.

(3)	This percentage is calculated based upon 73,495,500 shares of the Issuer’s (as defined herein) common stock outstanding as of September 2, 2022, as disclosed in the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 8, 2022.

CUSIP No. 23343Q100
1.	Names of Reporting Persons TOI M, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 1,552,580 shares
		8.	Shared Voting Power
		9.	Sole Dispositive Power 1,552,580 shares
		10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,552,580 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	This percentage is calculated based upon 73,495,500 shares of the Issuer’s (as defined herein) common stock outstanding as of September 2, 2022, as disclosed in the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 8, 2022.

This Amendment No. 2 (the “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on November 22, 2021, as amended by Amendment No. 1 filed with the SEC on July 12, 2022 (as amended, the “Schedule 13D”), on behalf of M33 Growth I LP (“M33 LP”), M33 Growth I GP LLC (“M33 LLC”) and TOI M, LLC (“TOI M” and, together with M33 LP and M33 LLC, collectively, the “Reporting Persons”), relates to the common stock, $0.001 par value (“Common Stock”), of The Oncology Institute, Inc., a Delaware corporation (the “Issuer” or “TOI”). The Items below amend and supplement the information disclosed under the corresponding Items of Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Gabriel Ling, Managing Director of M33 LLC, was appointed to the Board of Directors of the Issuer, effective as of September 21, 2022, to serve until the Issuer’s 2023 Annual Meeting of Stockholders and until his successor is duly elected and qualified or until his or her earlier death, resignation or removal. In such capacity, Mr. Ling may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as discussed above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans, as they deem appropriate, in light of the foregoing considerations, discussions and other factors, and may seek to influence management or the Board of Directors the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages of this Amendment for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 73,495,500 shares of Common Stock outstanding as of September 2, 2022, as disclosed in the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 8, 2022.

(b)	See rows (7) through (10) on the cover pages of this Amendment for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit A*	Joint Filing Agreement, dated November 22, 2021.

*Included by reference to the Schedule 13D, filed with the SEC on November 22, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2022

M33 Growth I LP

By:	M33 Growth I GP LLC
its	General Partner

By:	/s/ Gabriel Ling
Name: Gabriel Ling
Title: Managing Member

M33 Growth I GP LLC

By:	/s/ Gabriel Ling
Name: Gabriel Ling
Title: Managing Member

TOI M, LLCD

By:	/s/ Gabriel Ling
Name: Gabriel Ling
Title: Managing Member

SCHEDULE I

Managers of M33 Growth I GP LLC and TOI M, LLC

Gabriel Ling

c/o M33 Growth I GP LLC

Principal Office: 888 Boylston Street, Suite 500, Boston, MA 02199

Occupation: Venture Capital investment

Citizenship: United States of America

Brian Shortsleeve

c/o M33 Growth I GP LLC

Principal Office: 888 Boylston Street, Suite 500, Boston, MA 02199

Occupation: Venture Capital investment

Citizenship: United States of America

Michael Anello

c/o M33 Growth I GP LLC

Principal Office: 888 Boylston Street, Suite 500, Boston, MA 02199

Occupation: Venture Capital investment

Citizenship: United States of America